Exhibit (d)(4)

March 15th, 2025

The New Home Company Inc.

Attention: Matthew R. Zaist
Via E-Mail: mzaist@newhomeco.com

Re: Confidentiality Agreement

Ladies and Gentlemen:

In connection with the consideration by The New Home Company Inc. ( “m”) of a possible negotiated business combination or similar negotiated strategic transaction (a “Possible Transaction”) with Landsea Homes Corporation, a Delaware corporation (“Landsea” and collectively, with such subsidiaries, affiliates and divisions of Landsea, the “Company”), the Company may make available to you and your Representatives (as hereinafter defined) certain Confidential Material (as hereinafter defined), including certain information concerning the business, financial condition, operations, assets and liabilities of the Company. As a condition to such information being furnished to you and your Representatives, you agree you will and will cause your Representatives to, treat the Confidential Information (as hereinafter defined) in accordance with the provisions of this letter agreement and take or abstain from taking certain other actions as set forth herein.

1.          Confidential Material; Confidential Information; Other Defined Terms. As used in this letter agreement:

(a)          The term “Confidential Material” shall mean (i) all information relating, directly or indirectly, to the Company or its business, including, without limitation, information related to the Company’s products, technology, know-how, intellectual property, development, sales, markets, condition (financial or other), methods, processes, strategies, operations, assets, liabilities, costs, records, results of operations, cash flows or prospects (whether prepared by the Company, its Representatives or otherwise), which is delivered, disclosed or furnished to you or to your Representatives, on, or after the date hereof, regardless of the manner in which it is delivered, disclosed, or furnished, or which you or your Representatives otherwise learn or obtain, through observation or through analysis of such information, data or knowledge, and (ii) the portions of all notes, analyses, compilations, studies, forecasts, interpretations or other documents prepared by you or your Representatives that contain, reflect, or are based upon, in whole or in part, any such information. Notwithstanding the foregoing, the term Confidential Material shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives; (ii) was within your possession on a non-confidential basis prior to it being furnished to you by or on behalf of the Company or any of its Representatives, provided you had no reasonable basis (after due inquiry) for concluding that the source of such information was bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information; or (iii) becomes available to you on a non-confidential basis from a source other than the Company or any of its Representatives, provided you did not have a reasonable basis (after due inquiry) for concluding that the source is bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

(b)          The term “Discussion Information” shall mean the fact that you or any of your Representatives has received Confidential Material or that Confidential Material has been made available to you or any of your Representatives, that investigations, discussions or negotiations are taking place concerning a Possible Transaction or any of the terms, conditions or other facts with respect to a Possible Transaction, including the status thereof and the identity of the parties involved therein or their affiliates (or identifiable descriptions of such parties or any of their affiliates).

(c)            The term “Confidential Information” shall mean the Confidential Material and the Discussion Information.

(d)          The term “Representatives” (i) with respect to you, shall only include your affiliates, advisors (including, without limitation, outside counsel, accountants, financial advisors, bankers and consultants) of any of the foregoing and your and their respective officers, managers, directors, general partners, members, employees, and subject to (a) receipt of prior written consent of the Company, and (b) compliance with Section 2 below, shall also include your potential sources of equity or debt financing (and their respective counsel), and (ii) with respect to the Company, shall include its directors, stockholders, officers, employees, agents, affiliates, partners, and advisors and those of its subsidiaries, affiliates and/or divisions (including, without limitation, attorneys, accountants, consultants and financial advisors).

(e)          The terms (i) “affiliates,” “beneficial ownership” and “group” shall have the respective meanings given to such terms under the Securities Exchange Act of 1934, as amended, and (ii) “person” shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

(f)          Notwithstanding the foregoing, the terms “Representative” and “affiliate” shall not include any portfolio company of investment funds advised or managed by you or any of your affiliates (a “Portfolio Company”), for so long as such Portfolio Company has not received or been provided any Confidential Information.

2.          Use and Disclosure of Confidential Information.

(a)          You recognize and acknowledge the competitive value and confidential nature of the Confidential Information and the damage that would result to the Company if any such Confidential Information is disclosed to a third party. You hereby agree that you and your Representatives shall use the Confidential Information solely for the purpose of evaluating and negotiating a Possible Transaction and for no other purpose, and that the Confidential Information will not be used in any way detrimental to the Company, including, without limitation, for competitive purposes or to obtain any commercial advantage with respect to the Company or any of its affiliates or attempt to divert from the Company or any of its affiliates any business or customer of the Company or any of its affiliates. You further agree that the Confidential Information will be kept confidential and you and your Representatives will not, disclose any of the Confidential Information in any manner whatsoever; provided, however, you may disclose Confidential Information (i) to which the Company gives its prior written consent, (ii) as permitted under Section 3 of this letter agreement, and (iii) to your Representatives who (A) need to know such information for the purpose of evaluating and negotiating a Possible Transaction, (B) are made aware of the terms of this letter agreement and (C) are directed to comply with the terms hereof. In any event, you agree to undertake reasonable precautions to safeguard and protect the confidentiality of the Confidential Information (and in any event, with at least the same degree of care as you would use in protecting your own information of a similar nature), to accept responsibility for any breach of this letter agreement by you or any of your Representatives (including, for the avoidance of doubt, any failure of any of your Representatives to comply with a direction or instruction required to be provided by you under this letter agreement), provided that any proceeding in respect of any such breach by any of your Representatives who are your or your affiliates’ directors, officers, general partners, members, employees or controlling persons will be brought against you only, and, at your sole expense, to take all reasonable measures to restrain yourself and your Representatives from prohibited or unauthorized disclosure or uses of Confidential Information, and to notify the Company promptly of any unauthorized disclosure or use of the Confidential Information, or any other breach of this letter agreement.

(b)          Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you and your Representatives acting on your behalf will not, directly or indirectly, consult or share any Confidential Information with, or enter into any agreement, arrangement or understanding, or any discussions which might lead to any such agreement, arrangement or understanding, with any other person (other than the Company and your Representatives) regarding a Possible Transaction, including, without limitation, discussions or other communications with any prospective bidder for the Company with respect to (i) whether or not you or such other prospective bidder will make a bid or offer for a Possible Transaction or (ii) the price that you or such other bidder may bid or offer for a Possible Transaction. You further agree that neither you nor any of your Representatives acting on your behalf will, without the prior written consent of the Company, directly or indirectly, enter into any agreement, arrangement or understanding with any other person that has or would have the effect of requiring such person to provide you with financing or other potential sources of capital or financial advisory services on an exclusive basis specifically in connection with the Possible Transaction. In addition, you agree not to knowingly restrict or discourage financial institutions or financial advisors from being retained by other bidders or potential bidders as advisors for the Possible Transaction.

(c)          To the extent that any Confidential Information may include materials subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you and the Company understand and agree that you and the Company have a commonality of interest with respect to such matters, and it is the mutual desire, intention and understanding of you and the Company that the sharing of such materials is not intended to, and shall not, waive or diminish in any way the confidentiality of such materials or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. Accordingly, and in furtherance of the foregoing, you agree not to claim or contend that the Company has waived any attorney-client privilege, work product doctrine, or any other applicable privilege by providing information pursuant to this letter agreement or any subsequent definitive written agreement regarding a Possible Transaction.

(d)          Without your prior written consent, the Company shall not, and the Company shall instruct its Representatives not to, disclose to any person, except as required by applicable Law (as hereinafter defined), your or any of your Representatives’ identity in connection with the Possible Transaction.

3.          Required Disclosures. In the event you or any of your Representatives are requested or required by applicable law, rule or regulation (including those of the Securities and Exchange Commission or any national securities exchange), judicial or governmental order, legal or judicial process (e.g., by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process or by applicable statute, rule, regulation or by governmental regulatory authorities) (collectively, “Law”) to disclose any Confidential Information, you shall, to the extent permitted by applicable Law and except pursuant to routine regulatory audits not specific to or targeted at the Possible Transaction or the Company, provide the Company with written notice as promptly as practicable of any such request or requirement so the Company may in its sole discretion seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement with respect to such disclosure. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, in the opinion of outside legal counsel, compelled by applicable Law to disclose Confidential Information to any tribunal, you or your Representatives may, without liability hereunder, disclose to such tribunal only that portion of the Confidential Information such counsel advises you is legally required to be disclosed, provided that you use your reasonable efforts to preserve the confidentiality of the Confidential Information, at the Company’s expense, including, without limitation, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information by such tribunal; and provided further that you shall promptly notify the Company of (i) your determination to make such disclosure and (ii) the nature, scope and contents of such disclosure. In addition, in the event you or any of your Representatives are legally compelled, in the opinion of legal counsel, to disclose any Confidential Information in any reports or filings made pursuant to the Securities Exchange Act of 1934, as amended, or any similar federal or state Law, rule or regulation, or pursuant to the rules or regulations of any securities exchange; you may disclose such Confidential Information if you provide prompt written notice to the Company in advance of such disclosure, such notice to include (i) your determination to make such disclosure and (ii) the nature, scope and contents of such disclosure.

4.          Destruction of Confidential Material. Upon the written request of the Company in its sole discretion and for any reason, you will promptly (and in any case within ten (10) days of the Company’s written request) destroy and direct your Representatives to destroy all Confidential Material in your and their respective possession; provided, however, you may retain copies of the Confidential Material to the extent required for purposes of defending any legal proceeding, as is required to be maintained in order to satisfy any Law to which you are subject, or in accordance with a bona fide internal document retention policy; provided further that neither you nor your Representatives shall take any steps to access such retained Confidential Material except to the extent permitted pursuant to Section 3 of this letter agreement. Notwithstanding the destruction of the Confidential Material, you and your Representatives shall continue to be bound by your obligations of confidentiality and other obligations and agreements hereunder.

5.          No Solicitation. In consideration of the Confidential Information being furnished to you, you hereby agree that, for a period of eighteen (18) months from the date of this letter agreement, (a) neither you nor any of your affiliates or Representatives (nor any person acting on behalf of or in concert with you or any of your affiliates or Representatives) will, without the prior written consent of the Company, directly or indirectly, solicit to employ or actually employ any of the employees of the Company with a title of Vice President (or equivalent) or above or members of the board of directors of the Company serving as such as of the date of this letter agreement or at any time during the term of this letter agreement; and (b) neither your employees nor any of your affiliates’ employees or your other Representatives (nor any person acting on behalf of or in concert with such parties) who, in each case, have received Confidential Information will, without the prior written consent of the Company, directly or indirectly, solicit to employ or authorize or instruct other affiliates or Representatives to solicit or actually employ, any other employees of the Company serving as such as of the date of this letter agreement or at any time during the term of this letter agreement; provided, however, you may solicit to employ or actually employ any such employee (i) who responds to general solicitations for employees in the ordinary course of business and consistent with past practice (including by professional search firm), so long as such solicitations are not directed towards employees of the Company, (ii) whose employment with the Company was terminated at least three (3) months prior to the commencement of such solicitation or employment discussions, or (iii) if such person approaches you or any of your affiliates with respect to employment without prior solicitation or encouragement therefor by you or such affiliates.

6.          Standstill. As of the date hereof, you hereby represent and warrant to the Company that you do not have beneficial ownership of any securities of Landsea. You agree that, until the termination of the Standstill Period (as hereinafter defined), unless specifically invited in writing by the Board of Directors of Landsea (or any committee thereof established to assess a Possible Transaction), neither you nor any of your affiliates or Representatives acting on your behalf or on behalf of other persons acting in concert with you will in any manner, directly or indirectly, effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in:

(a)          any voluntary acquisition of more than 2% of any voting any securities (or beneficial ownership thereof), or rights or options to acquire more than 2% of any voting securities (or beneficial ownership thereof) of Landsea or all or substantially all of the consolidated assets of Landsea;

(b)          any tender or exchange offer, merger or other business combination involving Landsea or any assets of Landsea;

(c)          any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Landsea,

(d)          any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of Landsea;

(e)          any action, whether alone or in concert with others, to seek or obtain representation on or to control or influence the management, the Board of Directors or the policies of Landsea or to seek to advise or influence any person with respect to the voting of any voting securities of Landsea;

(f)          the entry into any discussions or arrangements with, or any action to advise, assist, facilitate or encourage any third party, or any action to form, join or in any way participate in a group or otherwise act in concert with any person, in each case, with respect to any of the foregoing; or

(g)          any action which would or would reasonably be expected to force you, your Representatives, or Landsea to make a public announcement regarding any of the types of matters set forth in the foregoing.

The restrictions contained in this Section 6 shall not apply to bona fide private negotiations between you and the Company with respect to a Possible Transaction as contemplated by this letter agreement, provided that such negotiations would not reasonably be expected to require the Company or you to make any public disclosure in connection therewith.

For purposes of this Section 6, the “Standstill Period” shall mean the earlier of (i) eighteen (18) months from the date of this letter agreement; (ii) the closing of the Possible Transaction; (iii) Landsea’s bankruptcy or similar assignment for benefit of its creditors and (iv) the execution of a final definitive agreement between Landsea and any person or group other than you or your affiliates, providing for (A) any acquisition of at least a majority of the voting securities of Landsea or (B) any tender or exchange offer, merger or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction, pursuant to which such person or group will beneficially own at least a majority of the outstanding voting power of Landsea or its successor.

Nothing contained in this Agreement shall preclude you and your affiliated funds from offering to provide or providing financing to any potential third party investor or purchaser in a process approved by Landsea (other than, for the avoidance of doubt, the transactions described in subclauses (A) and (B) in the immediately preceding paragraph), provided you do not otherwise violate your obligations as to confidentiality hereunder.

7.          Material Non-Public Information. You acknowledge and agree you are aware (and your Representatives are aware or, upon receipt of any Confidential Information, will be advised by you) that (i) the Confidential Information being furnished to you or your Representatives may contain material, non-public information regarding the Company and (ii) the United States securities laws prohibit any persons who have material, nonpublic information from purchasing or selling securities of a company which may be a party to a transaction of the type contemplated by this letter agreement or from communicating such information to any person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities in reliance upon such information.

8.          No Representations or Warranties. You understand, acknowledge and agree that neither the Company nor any of its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Material. You agree neither the Company nor any of its Representatives shall have any liability to you or to any of your Representatives relating to or resulting from the use of the Confidential Material or any errors therein or omissions therefrom. Only those representations or warranties which are made in a final definitive agreement regarding any Possible Transaction, when, as and if executed and delivered, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

9.          No Agreement. You understand and agree that no contract or agreement providing for any Possible Transaction shall be deemed to exist between you and the Company unless and until a final definitive agreement has been executed and delivered, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction unless and until you and the Company shall have entered into a final definitive agreement. You also agree that unless and until a final definitive agreement regarding a Possible Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a Possible Transaction by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your Representatives with regard to a Possible Transaction, to determine not to engage in discussions or negotiations and to terminate discussions and negotiations with you at any time, to withhold or not make available to you or your Representatives any information, and to conduct, directly or through any of its Representatives, any process for any transaction involving the Company or any of its subsidiaries, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a definitive agreement without prior notice to you or any other person).

10.          No Waiver of Rights. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.          Remedies. It is understood and agreed that money damages would not be an adequate remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to seek equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such actual or potential breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at Law or equity to the Company. You further agree not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of money damages, and you agree to waive any requirements for the securing or posting of any bond in connection with such remedy. In the event of any litigation relating to or arising from this letter agreement, the non-prevailing party in such litigation (as determined by a court of competent jurisdiction in a judgment not subject to further appeal or for which the time for appeal has expired) shall be liable and pay to the prevailing party the reasonable fees and expenses (including reasonable legal fees) incurred by such prevailing party in connection with any litigation, including any appeal therefrom.

12.          Governing Law. This letter agreement is for the benefit of the Company (and its subsidiaries and affiliates) and its Representatives, and shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that would result in the application of the Laws of any other jurisdiction. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the State of Delaware for any actions, suits or proceedings arising out of or relating to this letter agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection which you may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the transactions contemplated hereby in the Chancery Court of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or the United States District Court for the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.          Entire Agreement. This letter agreement contains the entire agreement between you and the Company regarding its subject matter and supersedes all prior and contemporaneous agreements, understandings, arrangements and discussions, whether oral or written, between you and the Company regarding such subject matter, and shall not be subsequently limited, modified or amended by any “clickthrough” agreement relating to the confidentiality of the Confidential Information agreed to by you in connection with your access to any data site maintained in connection with the Possible Transaction.

14.          No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of you and the Company, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

15.          Counterparts. This letter agreement may be signed by facsimile or PDF and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

16.          Severability. If any term, provision, covenant or restriction of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, or is otherwise ruled invalid, void or unenforceable by a governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation and replaced by a term, provision, covenant or restriction that is valid and enforceable and that as closely as practicable expresses the intention of such invalid, void or unenforceable term, provision, covenant or restriction.

17.          Inquiries. Unless otherwise instructed in writing, all inquiries for information, communications with the Company, and discussions or questions regarding procedures related to the Possible Transaction shall be made through Robert Crowley or Anton Sahazizian at Moelis & Company LLC, or any other persons designated by the Company in writing. Neither you nor any of your Representatives shall contact any third party with whom the Company or any of its subsidiaries has a business or other relationship (including without limitation any director, officer, employee, customer, supplier, stockholder or creditor of the Company or any of its subsidiaries) in connection with a Possible Transaction without the Company’s prior written consent.

18.          Assignment; Successors. Any assignment of this letter agreement, by operation of law or otherwise, by you without the prior written consent of the Company shall be null and avoid. This letter agreement shall be binding on and inure to the benefit of, and be enforceable by, the Company and its successors and assigns.

19.          Third Party Beneficiaries. You acknowledge and agree this letter agreement is being entered into by and on behalf of the Company and its affiliates and they shall be third party beneficiaries hereof, having all rights to enforce this letter agreement. You further agree that, except for such parties, nothing herein expressed or implied is intended to confer upon or give any rights or remedies to any other person under or by reason of this letter agreement.

20.          No License. Nothing in this letter agreement shall be deemed to convey any ownership or grant any license to any Confidential Material or any patent, copyright, trademark, domain name or other intellectual property rights therein, whether directly or by implication, estoppel or otherwise.

21.          Term. This letter agreement will terminate on the date that is eighteen (18) months from the date hereof, provided that the confidentiality and use obligations of you and your Representatives shall survive thereafter for so long as any Confidential Information is retained by you or any of your Representatives with respect to such Confidential Information.

[Signature Page Follows]

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among you and the Company.

Very truly yours,

LANDSEA HOMES CORPORATION, a Delaware corporation
By:	/s/ Kelly Rentzel
	Name:	Kelly Rentzel
	Title:	General Counsel

CONFIRMED AND AGREED

as of the date written above:

The New Home Company Inc.
By:	/s/ Matthew R. Zaist
	Name:	Matthew R. Zaist
	Title:	President and Chief Executive Officer